                                                                     EXHIBIT 2.2

                                ESCROW AGREEMENT
                                ----------------

     This Escrow Agreement (the "Agreement") is entered into as of May 17, 1996, by and among National Media Corporation, a Delaware corporation ("Parent"), Positive Response Television, Inc., a California corporation (the "Company"), the Shareholders' Representative (as defined herein) and the Escrow Agent named herein.

                               W I T N E S S E T H
                               - - - - - - - - - -

     WHEREAS, Parent and the Company have entered into an Agreement and Plan of Merger and Reorganization, dated as of January 17, 1996 and amended as of April 4, 1996 (together with all exhibits, schedules, supplements and any subsequent amendments thereto, the "Plan"), pursuant to which the Company will be merged with and into PRT Acquisition Corp. ("Merger Sub"), a wholly-owned subsidiary of Parent. Capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings given them in the Plan;

     WHEREAS, the Plan provides that Parent will deposit the Escrow Shares into an escrow account (the "Escrow Account"), as soon as practicable after the Effective Time, pending the collection/liquidation of certain items reflected on the Company's audited balance sheet as of December 31, 1995 (the "1995 Balance Sheet"), as adjusted to reflect post-December 31, 1995 occurrences, subject to the terms and conditions set forth herein. The calculation of the number of Escrow Shares required to be deposited in the Escrow Account pursuant to the Plan and this Agreement is set forth on EXHIBIT A attached hereto; and

     WHEREAS, the parties hereto desire to establish the terms and conditions pursuant to which the Escrow Shares will be deposited, held in, and disbursed from the Escrow Account.

     NOW, THEREFORE, the parties hereto, intending to be legally bound hereby, agree as follows:

     1. ESCROW OF SHARES. The Escrow Shares will be held in escrow by Chemical Mellon Shareholder Services, L.L.C. (or such other institution as Parent and the Shareholders' Representative may mutually agree upon) (the "Escrow Agent"), pending the collection/liquidation of certain items reflected on the Company's 1995 Balance Sheet (as adjusted to reflect post-December 31, 1995 occurrences) and identified in Section 6.04 of the Plan and Sections 2(c)(iii) and (iv) of this Agreement, until such Escrow Shares are required to be released pursuant to the terms of this Agreement and the Plan. Any shares of Parent Common Stock subsequently issued with respect to the Escrow Shares during the term of this Agreement, whether by stock split, stock dividend or otherwise (collectively, Additional Escrow Shares"), will also be held in escrow by the Escrow Agent. The Escrow Agent agrees to accept delivery of the Escrow Shares and any Additional Escrow Shares, and hold such Escrow Shares and Additional Escrow Shares in escrow subject to the terms and conditions of this Agreement and the Plan.

     2.   DEPOSIT OF ESCROW SHARES; RELEASE FROM ESCROW.

          (a) DELIVERY OF ESCROW SHARES. As soon as practicable following the Effective Time, the Escrow Shares otherwise issuable in the Merger, on a pro-rata basis, to those persons who hold shares of Company Common Stock as of the Effective Time (the "Holders") will be delivered by Parent to the Escrow Agent in the form of a duly authorized stock certificate or certificates issued in the name of the Escrow Agent or its nominee. In the event Parent issues any Additional Escrow Shares, such shares will be issued in the name of the Escrow Agent and delivered to the Escrow Agent in the same manner as the Escrow Shares delivered pursuant to the preceding sentence.

          (b) DIVIDENDS, VOTING AND RIGHTS OF OWNERSHIP. Except for any dividends paid in shares of Parent Common Stock declared with respect to the Escrow Shares (such shares being defined in Section 1 above as "Additional Escrow Shares") which shall be treated as provided in Sections 2(a) and 2(c)(ii) hereof, any and all dividends and other distributions declared with respect to the Escrow Shares (or Additional Escrow Shares, if any), whether payable in cash, securities or other property of any kind, will be distributed currently to the Holders. Each Holder will have voting rights with respect to the Escrow Shares (and any Additional Escrow Shares issued with respect thereto) deposited in the Escrow Account with respect to such Holder so long as such shares are held in escrow, and Parent and the Escrow Agent will take all reasonable steps necessary to allow the exercise of such rights. While the Escrow Shares (and any Additional Escrow Shares issued with respect thereto) remain in the Escrow Agent's possession pursuant to this Agreement and the Plan, the Holders will retain and will be able to exercise all other incidents of ownership with respect to the Escrow Shares (and any Additional Escrow Shares issued with respect thereto) which are not inconsistent with the terms and conditions hereof and thereof.

          (c)  DISTRIBUTION TO HOLDERS.

               (i) As of September 30, 1996, March 31, 1997 and September 30, 1997 (the "Review Dates"), Parent and the Shareholders' Representative (as defined herein) shall, in good faith, conduct a review of those balance sheet items pertaining to the Liquidation Amounts (as defined below). To the extent that all or a portion of the Liquidation Amounts (net of any third party costs of collection in the case of items (B), (C) and (E) of subsection
(iii) below) have, as of such dates, been collected/liquidated, Parent shall, in accordance with Section 2(d) below, instruct Escrow Agent to deliver out of the Escrow Account to the Holders a number of Escrow Shares equal to the quotient of (x) the aggregate dollar amount which, as of the date of such review, has been collected/liquidated with respect to the Liquidation Amounts, divided by (y) $14.125. In addition, as of the first Review Date to occur following the dismissal (voluntary or otherwise), settlement or final adjudication of the Litigation (as defined in subsection (iv) below), to the extent that any portion of the Fee Amount (as defined in subsection (iv) below) has prior thereto been paid by the Company, other than out of the net proceeds of any such settlement or final adjudication, then a number of Escrow Shares equal to such portion of the Fee Amount divided by $14.125 shall be delivered back to Parent by the Escrow Agent and a number of Escrow Shares equal to the balance of the Fee Amount divided by $14.125 shall be delivered to the Holders. Finally, as of the first Review Date to occur following the date (the "Tax Determination Date") on which a final determination is issued by the State of California as to the aggregate amount of any Taxes due and owing from the Company and its subsidiaries as of such Tax Determination Date (the "State Tax Deficiency"), a number of Escrow Shares equal to (x) the amount, if any, by which the State Tax Deficiency exceeds the amount accrued with respect to such Taxes on the Company's financial statements as of the Closing Date, divided by (y) $14.125 shall be delivered back to Parent by the Escrow Agent. Notwithstanding the foregoing, in no event shall the aggregate number of Escrow Shares to be delivered to the Holders pursuant to this Section 2(c) exceed the aggregate number of Escrow Shares deposited by Parent into the Escrow Account pursuant to Section 1 hereof and nothing contained herein shall be construed as granting any such rights upon such Holders.

               As soon as practicable following the last of the Review Dates and any delivery of Escrow Shares thereby called for, any Escrow Shares remaining in the Escrow Account shall be delivered back to Parent by the Escrow Agent.

               Parent and Merger Sub shall not compromise, forgive or otherwise settle for less than the full accrued amount thereof any of items (A), (B), (C) or (D) of the Liquidation Amounts without the Shareholders' Representative's prior written consent, which consent shall not be unreasonably withheld.

               (ii) Whenever the Escrow Agent is required to deliver Escrow Shares to either Parent or the Holders pursuant to subsection (i) above, the Escrow Agent shall also deliver to Parent or the Holders, as the case may be, any and all Additional Escrow Shares issued with respect to such Escrow Shares.

               (iii) For purposes of this Section 2(c), "Liquidation Amounts" shall mean:

                         A.   The amount of any unsupported deferred media
credits;

                         B.   The amount of any cash deposits held by Lytle (in
excess of $100,000) and/or by the Perfect Hair manufacturer;

                         C.   The amount of any Telebrands receivable(s);

                         D.   The amount of any Perfect Hair inventory; and

                         E.   The amount of any third party media receivables.

               (iv) For purposes of this Section 2(c), the "Fee Amount" shall mean any amounts which would be due to be paid to the law firm of Russ, August & Kabat as of the Effective Time pursuant to that certain Attorney-Client Representation Agreement by and among such law firm, the Company and Michael Levey if the litigation matter referred to therein (the "Litigation") were dismissed by the Company as of the Effective Time, less any of such amounts which have already been accrued in the Company's financial statements as of the Effective

Time.

          (d) RELEASE OF SHARES TO HOLDERS. The Escrow Shares (and any Additional Escrow Shares issued with respect thereto) will be held by the Escrow Agent until required to be released pursuant to Section 2(c) above. Within thirty (30) business days after the applicable release condition is met, the Escrow Agent will deliver to each Holder the requisite number of Escrow Shares (and any Additional Escrow Shares issued with respect thereto) to be released on such date as identified by Parent and the Shareholders' Representative to the Escrow Agent in writing, in the form of stock certificate(s) issued in the name of such Holder. Parent and the Shareholders' Representative undertake to deliver a notice to the Escrow Agent identifying the number of Escrow Shares (and any Additional Escrow Shares issued with respect thereto) to be released within such thirty-day period and Parent agrees to take such action as may be necessary to cause such certificates to be issued in the names of the appropriate Holders and delivered to the Escrow Agent together with the notice from Parent and the Shareholders' Representative. Escrow Shares (and any Additional Escrow Shares issued with respect thereto) will be released on a pro-rata basis to the respective Holders in proportion to their respective interests in the Company as of the Effective Time. Certificates representing Escrow Shares (and any Additional Escrow Shares issued with respect thereto) so issued that are subject to resale restrictions under applicable securities laws will bear a legend to that effect. Parent will notify the Escrow Agent if any Escrow Shares (and any Additional Escrow Shares issued with respect thereto) are subject to any resale restriction, and Parent will provide the text of any required legend. Cash will be paid in lieu of fractions of Escrow Shares (and any Additional Escrow Shares issued with respect thereto) in accordance with the provisions of Section 1.06(f) of the Plan. Parent will deposit with the Escrow Agent sufficient funds to pay such cash amounts for fractional shares within thirty (30) business days after the applicable release condition is met.

          (e) NO ENCUMBRANCE. No Escrow Shares, Additional Escrow Shares or any beneficial interest therein may be pledged, sold, assigned, or transferred, including by operation of law, by a Holder or be taken or reached by any legal or equitable process in satisfaction of any debt or other liability of a Holder, prior to their delivery to such Holder by the Escrow Agent. The right to receive Escrow Shares (and any Additional Escrow Shares issued with respect thereto) upon release and distribution thereof in accordance with this Agreement are not transferable or assignable except by will, the laws of intestacy, or by other operation of law.

          (f) POWER TO TRANSFER ESCROW SHARES. The Escrow Agent is hereby granted the power to effect any transfer of Escrow Shares (and any Additional Escrow Shares issued with respect thereto) contemplated by the Plan or this Agreement. Parent will cooperate with the Escrow Agent in promptly issuing stock certificates to effect such transfers.

     3. TERMINATION. This Agreement shall terminate upon the release of all Escrow Shares (and any Additional Escrow Shares issued with respect thereto) pursuant to the terms of Sections 2 or 5(e) hereof.

     4.   SHAREHOLDERS' REPRESENTATIVE.

          (a) Pursuant to the terms of the Plan as approved by the Holders, the Holders have consented to the appointment of Michael Levey as the representative ("Shareholders' Representative") for and on behalf of each of the Holders to give and receive notices and communications, to authorize delivery to the Holders of the Escrow Shares (and any Additional Escrow Shares issued with respect thereto), to agree to, negotiate, and enter into settlements and compromises of Liquidation Amounts, and to take all actions necessary or appropriate in the judgment of the Shareholders' Representative for the accomplishment of the foregoing. Such agency may be changed by the Holders of a majority in interest of the Escrow Shares from time to time upon not less than ten (10) days' prior written notice to Parent. No bond will be required of the Shareholders' Representative, and the Shareholders' Representative will receive no compensation for his services. Notices or communications to or from the Shareholders' Representative will constitute notice to or from each of the Holders. Parent agrees to waive any conflict of interest of any type that may arise as a result of Michael Levey acting as Shareholders' Representative.

          (b) The Shareholders' Representative will not be liable for any act done or omitted hereunder as Shareholders' Representative while acting in good faith and not in a manner constituting willful misconduct and any act done or omitted pursuant to the advice of counsel will be conclusive evidence of such good faith. The Holders will severally indemnify the Shareholders' Representative and hold him harmless against any loss, liability or expense incurred without willful misconduct or bad faith on the part of the Shareholders' Representative and arising out of or in connection with the acceptance or administration of his duties hereunder.

          (c) The Shareholders' Representative will have reasonable access to information about the Company and Parent and the reasonable assistance of Parent's and Merger Sub's officers and employees for purposes of performing his duties and exercising his rights hereunder, provided that the Shareholders' Representative will treat confidentially and not disclose any nonpublic information from or about Parent or Merger Sub to anyone (except on a need to know basis to individuals who agree to treat such information confidentially).

          (d) A decision, act, consent or instruction of the Shareholders' Representative will constitute a decision, act, consent or instruction of all Holders and will be final, binding and conclusive upon each such Holder, and the Escrow Agent and Parent may rely upon any decision, act, consent or instruction of the Shareholders' Representative as being the decision, act, consent or instruction of each and every such Holder. The Escrow Agent and Parent are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Shareholders' Representative.

     5. LIMITATION ON ESCROW AGENT'S RESPONSIBILITIES. The acceptance by the Escrow Agent of its duties as such hereunder is expressly made subject to the following terms and conditions:

          (a) The Escrow Agent will act solely as stakeholder hereunder and is not a party to, and is not bound by, any agreement referred to herein or by any other agreement between Parent and the Shareholders' Representative or their respective agents, administrators, successors, or assigns, other than this Agreement. The Escrow Agent shall not be deemed to be the agent, other than as set forth herein, of either Parent, the Shareholders' Representative or the Holders.

          (b) The Escrow Agent will not be responsible or liable in any manner whatsoever for the sufficiency, correctness, genuineness or validity of any Escrow Shares (or any Additional Escrow Shares issued with respect thereto) deposited hereunder.

          (c) The Escrow Agent shall be entitled to rely, and shall be fully protected in relying, upon any note, writing, resolution, notice, statement, certificate, telex, teletype, telecopy, message, cablegram, radiogram, order or other document or telephone message reasonably believed by it to be genuine and correct and to have been signed, sent, or made by the proper person or entity, and, with respect to all legal matters pertaining to this Agreement and its duties hereunder, upon advice of counsel selected by it.

          (d) The Escrow Agent shall be liable hereunder only for its actions or omissions constituting gross negligence or willful misconduct.

          (e) In the event of any dispute as to the nature of its rights or obligations hereunder or as to the entitlement of either Parent or the Holders to the Escrow Shares (and any Additional Escrow Shares issued with respect thereto), the Escrow Agent may at any time or from time to time interplead, deposit and/or transfer all or any part of the Escrow Shares (together with any Additional Escrow Shares issued with respect thereto) with or to a court of competent jurisdiction in Philadelphia County, Pennsylvania in accordance with the procedural rules thereof. The Escrow Agent shall give notice of such action to Parent and the Shareholders' Representative. Upon such interpleader, deposit or payment, the Escrow Agent shall be immediately and automatically relieved and discharged from all further obligations and responsibilities hereunder, and except as provided herein, this Agreement shall terminate.

          (f) Parent agrees to indemnify and hold the Escrow Agent harmless from and against all costs, claims and expenses, including reasonable attorneys' fees, incurred in connection with, or related to, the performance of the Escrow Agent's duties hereunder, except with respect to actions or omissions taken or suffered by the Escrow Agent involving gross negligence or willful misconduct on the part of the Escrow Agent. The provisions of this subparagraph shall survive the expiration or sooner termination of this Agreement.

     6. NOTICES. Any notice provided for or permitted under this Agreement will be treated as having been given when (i) delivered personally, (ii) sent by confirmed telex or telecopy, (iii) sent by commercial overnight courier with written verification of receipt, or (iv) mailed postage prepared by certified or registered mail, return receipt requested, to the party to be notified, at the address set forth below, or at such other place of which the other party has been notified in accordance with the provisions of this Section 6.

     Escrow Agent:                 Chemical Mellon Shareholder Services, L.L.C.
                                   450 W. 33rd Street, 15th Floor
                                   New York, NY 10001
                                   Attn: Emanuel Galfo
                                   Fax: (212) 946-3466


     The Company:                  Positive Response Television, Inc.
                                   14724 Ventura Boulevard, First Floor
                                   Sherman Oaks, CA 91407
                                   Attn:  Michael S. Levey
                                   Fax: (818) 380-6966


     With a copy to:               Irell & Manella
                                   1800 Avenue of the Stars (Century City)
                                   Suite 900
                                   Los Angeles, CA 90067-4276
                                   Attn:  Alvin G. Segel, Esq.
                                   Fax:  (310) 203-7199


     Shareholders' Representative: Michael Levey
                                   c/o Positive Reponse Television, Inc.
                                   14724 Ventura Boulevard, First Floor
                                   Sherman Oaks, CA 91407
                                   Fax: (818) 380-6966


     Parent:                       National Media Corporation
                                   1700 Walnut Street
                                   Philadelphia, PA   19103
                                   Attn: Brian J. Sisko
                                   Fax:  (215) 772-5173


     With a copy to:               Klehr, Harrison, Harvey,
                                    Branzburg & Ellers
                                   1401 Walnut Street
                                   Philadelphia, PA  19102
                                   Attn: Gerald F. Stahlecker, Esquire
                                   Fax:  (215) 568-6603


Such notice will be treated as having been received upon actual receipt.

     7.   GENERAL.

          (a) GOVERNING LAWS. It is the intention of the parties hereto that the internal laws of the Commonwealth of Pennsylvania (irrespective of its choice of law principles) shall govern the validity of this Agreement, the construction of its terms, and the interpretation and enforcement of the rights and duties of the parties hereto.

          (b) BINDING UPON SUCCESSORS AND ASSIGNS. Subject to, and unless otherwise provided in, this Agreement, each and all of the covenants, terms, provisions, and agreements contained herein shall be binding upon, and inure to the benefit of, the permitted successors, executors, heirs, representatives, administrators and assigns of the parties hereto.

          (c) COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be an original as against any party whose signature appears thereon and all of which together shall constitute one or the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as signatories.

          (d) ENTIRE AGREEMENT. Except as set forth in the Plan and the Agreement of Merger, this Agreement, the exhibits hereto, the documents referenced herein, and the exhibits thereto, constitute the entire understanding and agreement of the parties hereto with respect to the subject matter hereof and thereof and supersede all prior and contemporaneous agreements or understandings, inducements or conditions, express or implied, written or oral, between the parties with respect hereto and thereto. The express terms hereof control and supersede any course of performance or usage of trade inconsistent with any of the terms hereof.

          (e) CONFLICTS. In the event of any conflict or inconsistency between the terms of this Agreement and the terms of the Plan, the terms of this Agreement shall control.

          (f) WAIVERS. No waiver by any party hereto of any condition or of any breach of any provision of this Agreement will be effective unless in writing. No waiver by any party of any such condition or breach, in any one instance, will be deemed to be a further or continuing waiver of any such condition or breach or a waiver of any other condition or breach of any other provision contained herein.

          (g) AMENDMENT. This Agreement may be amended with the written consent of Parent, the Company, the Escrow Agent and the Shareholders' Representative.

     8. EXPENSES OF ESCROW AGENT. All fees and expenses of the Escrow Agent incurred in the ordinary course of performing its responsibilities hereunder will be paid by Parent upon receipt of a written invoice by the Escrow Agent. Any extraordinary fees and expenses reasonably incurred by the Escrow Agent, including without limitation any fees or expenses incurred by the Escrow Agent in connection with a dispute over the distribution of Escrow Shares, will be paid 50% by Parent and 50% by the Holders. The Escrow Agent shall deliver a written invoice of such fees to Parent and the Shareholders' Representative.
The Holders' liability for any such fees shall be pro rata among the Holders in proportion to their respective interests in the Company as of the Effective Time. The Holders' liability for the fees and expenses of the Escrow Agent shall be paid by Parent and shall be recoverable as a claim hereunder out of the Escrow Account. Upon the payment by Parent of the Holders' portion of such fees and expenses hereunder, then the Escrow Agent shall, upon demand by Parent, transfer to Parent a number of Escrow Shares (together with any Additional Escrow Shares issued with respect thereto) having an aggregate value (based upon a value of $14.125 per share) equal to such portion of the fees and expenses.

     In the event the Escrow Agent incurs any liability to any person, firm or corporation by reason of its acceptance or administration of this Agreement, Parent agrees to indemnify the Escrow Agent for its extraordinary fees and expenses, including, without limitation, counsel fees and expenses, as the case may be. Notwithstanding the foregoing, no indemnity need be paid in the event of the Escrow Agent's gross negligence or willful misconduct.

     9. SUCCESSOR ESCROW AGENT. In the event the Escrow Agent becomes unavailable or unwilling to continue in its capacity herewith, the Escrow Agent may resign and be discharged from its duties or obligations hereunder by specifying not less than sixty (60) days' prior written notice of such a date when such resignation will take effect. Parent will designate a successor Escrow Agent prior to the expiration of such 60-day period by giving written notice to the Escrow Agent and the Shareholders' Representative. Parent may appoint a successor Escrow Agent without the consent of the Holders or the Shareholders' Representative so long as such successor is a bank with assets of at least $50 million (or an affiliate of such an institution) and prompt notice of such appointment is provided to the Holders and the Shareholders' Representative. The Escrow Agent will promptly transfer the Escrow Shares (together with any Additional Escrow Shares issued with respect thereto) to such designated successor. In the event no successor Escrow Agent is appointed as described in this Section 9, the Escrow Agent may apply to a court of competent jurisdiction for the appointment of a successor Escrow Agent.

     IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the day and year first above written.



                                        PARENT:

                                        By: /s/ Constantinos I. Costalas
                                           -----------------------------------
                                           Name: Constantinos I. Costalas
                                           Title: Vice Chairman



                                        COMPANY:

                                        By: /s/ Michael Levey
                                           -----------------------------------
                                           Name: Michael Levey
                                           Title: Chief Executive Officer



                                        SHAREHOLDERS' REPRESENTATIVE:

                                        /s/ Michael Levey
                                        -------------------------------------
                                        Michael Levey



                                        ESCROW AGENT:

                                        By: /s/ Emanuel Galfo
                                           -----------------------------------
                                        Name: Emanuel Galfo
                                        Title: